POSTROCK ENERGY CORPORATION

210 Park Avenue

Oklahoma City, OK 73102

August 21, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	PostRock Energy Corporation

Registration Statement on Form S-3

Filed May 12, 2014

File No. 333-195899

Ladies and Gentlemen:

Set forth below are the responses of PostRock Energy Corporation, a Delaware corporation (“we” or “PostRock”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2014 with respect to the Registration Statement on Form S-3 filed with the Commission on May 12, 2014, File No. 333-195899 (the “Registration Statement”).

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. PostRock’s response to each comment or request is set forth immediately below the text of the applicable comment or request. We are concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, page 2

1.	Please provide the disclosure that Item 503(d) of Regulation S-K requires for all of the periods presented.

Response: PostRock acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 2 and Exhibit 12.1 of Amendment No. 1.

Where You Can Find More Information, page 18

2.

We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2013, which incorporates by reference its Part III information from your definitive proxy statement filed on April 7, 2014. As Item 10(d) of Regulation S-K indicates, “reference may not be made to any document which incorporates another document by reference if the pertinent portion of the document containing the information . . . to be incorporated by reference includes an incorporation by reference to another document.” Accordingly, please revise the list of documents incorporated by reference to include your definitive proxy statement filed on April 7, 2014.

Response: We acknowledge the Staff’s comment and have updated the list of information incorporated by reference on page 19 to include the information included in our definitive proxy statement filed on April 7, 2014 to the extent incorporated by reference in Part III of our annual report on Form 10-K for the year ended December 31, 2014.

3.	Please revise to incorporate by reference the Form 10-Q filed on May 13, 2014, as well as all required Exchange Act reports filed after the date you filed the initial registration statement. See Item 12(a)(2) of Form S-3. For any reports filed after your final pre-effective amendment, please refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, which is available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: We acknowledge the Staff’s comment and have updated the list of documents incorporated by reference to include our first and second quarter Form 10-Qs and our Form 8-Ks filed on May 22, 2014 and August 8, 2014.

Exhibit 5.1

4.	Please obtain and file a new or revised opinion in which counsel expressly indicates whether the warrants are binding obligations of the company. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), “Legality and Tax Opinions in Registered Offerings,” October 14, 2011, which is available at http://www.sec.gov/interps/legal/cfslb19.htm.Summary.

Response: We acknowledge the Staff’s comment and have filed a revised legal opinion as Exhibit 5.1 to Amendment No. 1 that includes the requested opinion.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (405) 600-7704 or Tull R. Florey of Baker Botts L.L.P. at (713) 229-1379.

Very truly yours,

POSTROCK ENERGY CORPORATION

By:	/s/ Stephen L. DeGiusti
Name: Stephen L. DeGiusti
Title: Executive Vice President, General Counsel and Secretary

cc:	Paul Monsour

Securities and Exchange Commission

Tull R. Florey

Baker Botts L.L.P.

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